SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ENTOURAGE MINING LTD.

[ x ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

ENTOURAGE MINING LTD.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

625 Howe Street
Suite 1180
Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: (604) 408-2212

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 9,130,005 plus 6,000,000 shares issued May 17, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [    ] YES [ x ] NO

Indicate by check mark which financial statement item the registrant has elected to follow: [ x ] ITEM 17 [     ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[     ] YES [     ] NO

EXHIBIT INDEX BEGINS ON PAGE 50

INTRODUCTION

As used herein, except as the context otherwise requires, the term "we" refers to Entourage Mining Ltd., a corporation organized under the laws of the Province of British Columbia, Canada.

We publish our financial statements expressed in Canadian Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to "US dollars" or "US$" are to the currency of the United States of America. Otherwise our Financial Statements and disclosure are in Canadian Dollars.

Our fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

In the future, we will produce annual reports containing audited financial statements and an opinion thereon by our Chartered Accountants. The financial statements contained in this registration statement have been audited in accordance with Generally Accepted Accounting Principles ("U.S. GAAP").

We have no revenue and experienced a loss of $59,428 for the year ended December 31, 2002 an accumulative loss $638,971 since inception to December 22, 2002.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

Ernest Sturrock Peters 2003-889 Homer Street Vancouver, British Columbia V6B 5S3	President, Chief Executive Officer and Director
John R. Poloni 2110-150A Street Surrey, British Columbia V4A 9J6	Director
Robin Forshaw 2985 Altamont Cr. West Vancouver, British Columbia V7V 2G5	Director
Greg Kennedy 384 Gorge Rd. Victoria, British Columbia V9A 1M8	Secretary, Chief Financial Officer and Director

B. ADVISERS

Not applicable

C. AUDITORS

Our auditors are:

Morgan & Company, Chartered Accountant 700 West Georgia Street Suite 1488 Vancouver, British Columbia Canada V7Y 1A1

Morgan & Company are members in good standing with the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

The selected historical data presented below has been derived from our financial statements. These financial statements have been examined by our auditors Morgan & Company, Chartered Accountants.

Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have not declared a dividend during the years ended December 31, 2001, 2000, 1999, and 1998. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since we were inoperative during the applicable years. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of our future results of operation.

Condensed Statements of Operations for the Five Years Ended December 31, 2002:

For the Years ended December 31,

	2002	2001	2000	1999	1998
PER U.S. GAAP
Revenues	Nil	Nil	Nil	Nil	Nil
Net loss	(59,428)	(58,749)	(86,855)	(70,046)	(60,148)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Note: Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Condensed Balance Sheet Information as at the Five Years Ended December 31, 2002

		As at December 31,
	2002	2001	2000	1999	1998
PER U.S. GAAP
Total Assets	Nil	3,986	3,870	2,829	1,734
Net Working Capital (Deficit)	(161,799)	(303,042)	(244,293)	(177,438)	(69,991)
Share Capital and Deficit	(161,799)	(303,042)	(244,293)	(177,438)	(69,991)
Weighted Average Number of Shares	5,780,005	5,380,005	5,380,005	5,380,005	5,380,005

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4 U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
March 2003	$1.48	$1.49	$1.47	$1.47
February 2003	$1.51	$1.53	$1.49	$1.51
January 2003	$1.54	$1.58	$1.52	$1.53
December 2002	$1.56	$1.58	$1.55	$1.58
November 2002	$1.57	$1.59	$1.55	$1.57
October 2002	$1.58	$1.59	$1.56	$1.56
September 2002	$1.58	$1.59	$1.55	$1.59

Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52
Three Months Ended 3/31/01	$1.53	$1.58	$1.49	$1.58

Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 12/31/98	$1.49	$1.57	$1.41	$1.54

The exchange rate was 1.3845 on May 30, 2003. The above information was obtained from the Bank of Canada and we believe closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

B. CAPITALIZATION AND INDEBTEDNESS

The following table summarizes our financial information as at March 31, 2003:

Indebtedness		Amount
Guaranteed	$	Nil
Unguaranteed	$	Nil
Secured	$	Nil
Unsecured:
Arms length third parties		$161,799
Related parties	$	Nil
Total indebtedness		$161,799
Share Capital		$276,501
Contributed surplus		$250,671
Total capitalization		$477,172

6,000,000 shares were issued on May 17, 2003, as consideration for our purchase of an assignment of the YK option agreement.

C. REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

1. Because our auditors have issued a going concern opinion and because our officers and directors will not loan any money to us, we may not be able to achieve our objectives and may have to suspend or cease operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. Because our officers and directors are unwilling to loan or advance any additional capital to us, we believe that if we do not raise additional capital, we may have to suspend or cease operations within six months.

2. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties does not contain any reserves, and any funds spent on exploration will be lost.

Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will be lost.

3. We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations.

We were incorporated in June 1995 and we have not started our proposed business operations or realized any revenues in the last 5 years. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $638,971. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

* * *	our ability to locate, explore and develop a profitable mineral property our ability to generate revenues our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the research and exploration of our mineral properties. We may not guarantee we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

4. Because our officers and directors do not have technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified personnel. If we cannot locate qualified personnel, we may have to suspend or cease operations which will result in the loss of your investment.

Because only one of our directors has experience with exploring for, starting, and operating a mine, we will have to hire qualified persons to perform surveying, exploration, and excavation of our properties.

The three other officers and directors have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

5. We have no known mineral reserves. Without mineral reserves we can not generate income and if we cannot generate income we will have to cease operations which result in the loss your investment.

We have no known mineral reserves. Without mineral reserves, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

6. Weather interruptions in the Yukon Territory may affect and delay our proposed exploration operations.

Our proposed exploration work can only be performed approximately five to six months out of the year. This is because rain and snow cause travel to our claims to be difficult during six to seven months of the year. During winter, we are unable to conduct exploration operations on our properties efficiently.

7. Because we are small and do not have much capital, we must limit our exploration and as a result may not find any minerals. Without any minerals, we cannot generate revenues and you will lose your investment.

Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you will lose your investment.

8. We may not have access to all of the supplies and materials we need to begin exploration which could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. Our exploration efforts will be continued on the receipt of further funding. Once further funding is obtained we will attempt to locate products, equipment and materials. If we cannot find the products and equipment we need we will have to suspend our exploration plans until we do find the products and equipment we need.

9. Because Messrs. Peters, Poloni, Forshaw and Kennedy have other outside business activities and will only be devoting 10% of their time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration.

Because Messrs. Peters, Poloni, Forshaw and Kennedy, our officers and directors have other outside business activities and will only be devoting 10% of their time to our operations, our operations may be sporadic and occur at times which are convenient to Messrs. Peters, Poloni, Forshaw and Kennedy. As a result, exploration of our properties may be periodically interrupted or suspended.

10. Because title to our properties are held in the name of another person, if he transfers our properties to someone other than us, we will cease operations.

Title to our properties are not held in our name. Title to our properties are recorded in the name of Expatriate Resources Ltd. If Expatriate Resources Ltd. transfers our properties to a third person, the third person will obtain good title and we will have nothing. If that happens we will be harmed in that we will not own any properties and we will have to cease operations.

11. Because our officers and directors own more than 50% of the outstanding shares, they will be able to decide who will be directors and you will not be able to elect any directors.

Messrs. Peters, Poloni, Forshaw and Kennedy do not own more than 50% of the outstanding shares of our company. They own 3,250,005 of our shares which constitutes 21.5% of the issued shares. No person owns more than 50% of the outstanding shares of our company.

12. Because there is no public trading market for our common stock, you may not be able to resell your stock.

There is currently no public trading market for our common stock. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

13. Because our securities are subject to penny stock rules, you may have difficulty reselling your shares.

Our shares as penny stocks are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

Our Registered Office in British Columbia is located at 1111 West Hastings Street, Suite 708, Vancouver, British Columbia V6E 2J3. Our head office and principal office is located at 675 West Hastings Street, Suite 306, Vancouver, British Columbia V6B 1N2.

We were originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd.

On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have no subsidiary corporations.

B. BUSINESS OVERVIEW

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have an interest in the Finlayson Properties consisting of 2,976 unsurveyed quartz claims described below and intend to seek and acquire additional properties worthy of exploration and development.

General

We were incorporated in the Province of British Columbia on June 16, 1995 as Entourage Holdings Ltd. On June 25, 1996, we changed our name to Entourage Mining Ltd. We changed our name because we wanted our name to reflect the business sector we intended to operate in.

We are engaged in the acquisition and exploration of mining properties. Our Registered Office in British Columbia is located at 1111 West Hastings Street, Suite 708, Vancouver, British Columbia V6E 2J3. Our head office and principal office is located at 675 West Hastings Street, Suite 306, Vancouver, British Columbia V6B 1N2. Our telephone number is (604) 684-7227. Our offices today are donated rent free by our President. Until December 31, 2002, we paid rent of $2,000 per month for offices provided to us by our President.

As a result of our President forgiving the accrued debt associated with this arrangement, our office rent has been provided to us rent free for at least four years. This arrangement will continue until our company is financed either through loans, a public offering or a private placement.

Entourage Holdings Ltd. has no plans to change its business activities or to combine with another business, and is not aware of any events or circumstances that might cause its plans to change.

Background

In March 2003, our officers and directors, entered into an agreement with the YK Group, a syndicate and unrelated third party comprised of Paul Shatzko, Maryl Shatzko, Carl Verley, Shirley Verley, William Weston and Margaret Weston, to acquire an assignment of an agreement dated November 13, 2002, entering into between the YK Group and Expariate Resources Ltd. for $60,000 and 6,000,000 common restricted shares. The YK property otherwise known as the Finlayson Properties contain two thousand nine hundred sixty-seven (2,967) unsurveyed mining claims in the Watson Lake Mining District and the Whitehorse Mining District, in the Yukon Territory.

Aurora Geosciences Ltd. was paid $5,283.80 to review and make recommendations on the Finlayson Properties regarding emerald potential and for further exploration work. The amount was paid by the YK Group and will be reimbursed to the YK Group out of the $60,000 cash payment due and payable under the Assignment Agreement. These are the only services we have paid to Aurora Geosciences Ltd. to date. Aurora Geosciences Ltd. was hired by the YK Group and accepted by us because we believe they could provide expert independent advice concerning the emerald potential of the Finlayson Properties. Aurora Geosciences Ltd. has been engaged in mining exploration for the past 18 years. Michael A. Power is a registered professional engineer and geoscientist in the Province of British Columbia and a professional geophysicist with the Northwest Territories Association of Professional Engineers. Mr. Power holds a Bachelor of Science degree with honors in geology and a Masters of Science degree from the University of Alberta. Scott Casselman is a member of the Association of Professional Engineers and geoscientists of British Columbia. Mr. Casselman holds a bachelor of science degree in geology from Carleton University in Ottawa.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. Most privately held mineral titles are acquired directly from the Crown. The Finlayson Properties are one such acquisition. Accordingly, fee simple title to our properties resides with the Crown and our claims are mining leases issued pursuant to the Yukon Quartz Mining Act. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. To the best of our knowledge, there are no native land claims that affect our title.

Save and except for the terms of the YK Group Option Agreement as assigned to us, the properties are unencumbered and there are no competitive conditions which affect the properties. Further, there is no insurance covering the properties and we believe that no insurance is necessary since the properties are unimproved and contain no buildings or improvements.

To date we have retained the services of Aurora Geoscience to analyze proprietary data gathered from the claims and acquired from Expatriate Resources, as well as analyze other public domain data from the area. We are presently in the exploration stage and we cannot guarantee that a commercially viable mineral deposit or reserve exists on the properties until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

We selected the properties at the suggestion of Aurora Geosciences, Ltd., and Carl Verley, P.Eng. and a member of the YK Group, who has informed us that emeralds were discovered nearby. He said that because emeralds were discovered nearby, there might be emeralds on our properties. We did not review any technical information prior to selecting the properties. We relied entirely on our consultants, Aurora Geosciences, Ltd. and Carl Verley. Our officers and directors have not visited our properties.

Claims

The following is a description of the claims encompassing the Finlayson Properties.

Claim Group	Names of Claims in Group	NTS Sheet Location	No. of Claims in Group
Assist	Assist	105G 13	115
Blade	Blade	105G 07	1
Blue Line	Blue Line	105G 07	34
Box	Box	105G 10	105
Breakaway	Breakaway	105K 01	40
Bug	Bug	105G 08	27
Buzzer	Buzzer	105G 01	1
Clarence	Clarence	105G 10	1
Puck	Puck, Cup	105G 08	104
Dan	Dan	105G 08	16
Goal Net	Goal, Goon, Net, NHL, Overtime	105G 07/08	380
Hat Trick I	Hat Trick	105G 02	94

Hat Trick II	Hat Trick	105G 02	46
Ice	Ice, Play, Ref	105G 13/14	768
League	League, NL	105G 07/10	332
Light	Light, Stick, NS	105G 06	100
Mask	Mask	105G 01	60
OC	OC	105G 11	62
Red Line	Red Line	105G 08	28
Replay	Replay	105G 13	20
Shot	Shot	105G 07	36
Shutout	Shutout	105G 01	158
Skate	Skate	105K 01/G 13	54
WC	WC	105G 11	20
Winger	Winger	105G 06/07	3
		Total Claims	2,976

Location and access

The properties are located in a northwesterly trending belt approximately 220 km in length by 35 km in width centered at latitude 61 degrees 31 minutes North, longitude 131 degrees 08 minutes West in southeastern Yukon Territory. The Finlayson Properties are located in the northern Pelly Mountains of the Yukon Plateau. The project area is 260 km east-northeast of Whitehorse and 180 km northwest of Watson Lake by air. The community of Ross River is located at the northwest end of the area.

Access to the Finlayson Properties is via helicopter from the Finlayson Lake airstrip. The Robert Campbell Highway, an all weather, chip sealed or gravel road, transects the Finlayson Properties project area. A number of the claim groups listed, including the Assist, Box, Breakaway, Bug, Puck, Goal Net, Ice, League, Red Line, Replay and Skate, are within 20 kilometers of the Robert Campbell Highway. The highway connects with the Alaska Highway at Watson Lake, approximately 170 kilometers to the southeast, and the Klondike Highway at Carmacks, approximately 320 kilometers to the northwest. The town of Ross River is located 120 kilometers to the northwest and, 34 kilometers further to the northwest is the town of Faro. The center of the properties holdings are about 230 air kilometers northeast of Whitehorse. An all-weather privately owned access road extends from the Robert Campbell Highway to the Kudz Ze Kayah Deposit in the center of the southern half of the project area. Private gravel airstrips are located immediately south of Wolverine Lake and near the Kudz Ze Kayah Deposit. There are several lakes in the area that are large enough to accommodate float planes up to a DHC-6 (Twin Otter). Helicopter charter services are available in Ross River and Watson Lake. Fixed wing charter are available from Watson Lake and Whitehorse.

History of previous work

The area around the properties have been explored since 1981. The Finlayson Properties have no history of previous exploration for emeralds. There is no evidence of mining on the properties and there is no plant or equipment located on the properties. There are no material engineering or geological reports concerning the emerald potential of the properties, other than governmental regional geological reports and the Report of Aurora Geoscience Ltd. dated March 21, 2003, filed with this Registration Statement, which are known or available to us. There is no power source on the properties.

Current state of exploration

Currently there is no exploration being conducted on the Finlayson Properties.

Physiography

The properties are located in the northern Pelly Mountains of the Yukon Plateau. The area is covered by glacial - fluvial deposits at elevations below 1,700 meters and contain rocky outcropping and talus at higher elevations. Outcropping is sparse except along ridge crests, in north-facing cirques, and along actively eroding creek cuts. The League, Red Line and Puck claims are on the northern flank of the Pelly Mountains in undulating terrain at elevations ranging from 1,100 to 1,700 meters. The Goal Net claim is located in the Pelly Mountains proper with elevations ranging from 1,500 to 2,350 meters.

The League, Red Line and Puck claims drain to the north via the Big Campbell, Wolverine and several smaller, unnamed creeks. The Goal Net Property is at the height of land and drains south via the North River and northeast via Money Creek. North Lakes at an elevation of 1,500 meters and Wolverine Lake at an elevation of 1,150 meters are the only significant bodies of water in the area.

The tree line occurs at approximately 1,400 meters throughout the area and tree cover below this elevation consists of sparse black spruce, willow and alder. Tree cover is locally thick near Wolverine Lake and at lower elevations along the creeks. At higher elevations, alders and dwarf willow give way to grass on south-facing slopes. Discontinuous permafrost occurs throughout the project area is extensive on north facing slopes.

Property geology

The main rock types occurring in the area are nearly flat lying layered metamorphic rocks belonging to the Yukon-Tanana Terrane. The Yukon-Tanana Terrane can be subdivided into several thrust faults bound in succession ranging in age from Devonian to Triassic. The rocks record the transition from continental margin sedimentation through continental arc magmatism to final submarine rifting. Intrusive into Yukon-Tanana successions are rocks ranging in age from late Devonian to Tertiary and ranging in composition from ultramafic to felsic. The foregoing was observed by Michael A. Power, M.Sc., P.Geo., when he visited the properties. We have been advised by Aurora Geosciences Ltd. that emeralds may be found in some parts of the Grass Lakes succession, the lowest member of the Yukon-Tanana Terrane. Not all members of the Yukon-Tanana Terrane contains emeralds. We do not know if there are potentially significant occurrences of economic mineralization on the properties.

Our proposed exploration program

We are prospecting for emeralds. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.

In addition, we may not have enough money to complete the exploration of our properties. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and cannot raise it, we will have to suspend or cease operations.

We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals which are found can be economically extracted and profitably processed.

Our properties are undeveloped raw land. Detailed exploration and surveying has not been initiated and will not be initiated until we raise money in an offering. That is because we do not have money to start exploration. Once an offering is concluded, we intend to start exploration operations. To our knowledge, the properties have never been mined. The only event that has occurred is the staking of the properties by Expatriate Resources Ltd., a physical examination of the properties and one day of prospecting. Before emerald retrieval can begin, we must explore for and find mineralized material. After that has occurred we have to determine if it is economically feasible to remove the mineralized material. Economically feasible means that the costs associated with the removal of the mineralized material will not exceed the price at which we can sell the mineralized material. We cannot predict what that will be until we find mineralized material.

We do not know if we will find mineralized material. We believe that activities occurring on adjoining properties are not material to our activities. The reason is that what ever is located under the adjoining properties may or may not be located under our properties.

Our exploration program is designed to economically explore and evaluate our properties.

We do not claim to have any minerals or reserves whatsoever at this time on any of our properties.

We intend to implement a staged exploration program which will initially consist of prospecting to identify emerald mineralization on the Finlayson Properties. Once emerald mineralization is located a more detailed exploration of the emerald-bearing areas will be the focus of ensuing exploration programs. These programs will initially consist of trenching and bulk sampling. Some core drilling may be undertaken from time to time based on the recommendations of the Company's consultants.

To date, the YK Group has paid the sum of $5,283.80 to Aurora Geosciences Ltd. in order to obtain independent recommendations for the exploration of the Finlayson Properties.

The breakdown of estimated times and dollars was made by Aurora Geosciences Ltd. in consultation with John Poloni a director.

We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves.

If we are unable to complete exploration because we do not have enough money, we will cease operations until we raise more money. If we cannot or do not raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything else.

We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we have a piece of raw land and we intend to look for mineralized material. We may or may not find any mineralized material. We hope we do, but it is impossible to predict the likelihood of such an event.

We do not have any plan to generate revenue. That is because we have not found economic mineralization yet and it is impossible to project revenue generation from nothing.

Competitive factors

The emerald mining industry is fragmented. We are a start up venture and compete with other exploration companies looking for emeralds. We are one of the smaller exploration companies in existence. We are an infinitely small participant in the emerald mining market. While we compete with other exploration companies, there is no competition for the exploration or removal or mineral from our properties. Readily available emerald markets exist in Canada and around the world for the sale of emeralds. Therefore, we will be able to sell any emeralds that we are able to recover.

Regulations

Our mineral exploration program is subject to the Yukon Quartz Mining Act. This act sets forth rules for

* * * *	locating claims posting claims working claims reporting work performed

We must comply with these laws to operate our business. Compliance with these rules and regulations will not adversely affect our operations.

Environmental law

We are also subject to the Health, Safety and Reclamation Code for Mines in Yukon Territory. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1. 2. 3.	Health and Safety Archaeological Sites Exploration Access

We are required to provide a safe working environment, not disrupt archaeological sites, and conduct our activities to prevent unnecessary damage to the properties.

We will secure all necessary permits for exploration and, if development is warranted on the properties, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the properties. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined at this time.

We are in compliance with the act and will continue to comply with the act in the future. We believe that compliance with the act will not adversely affect our business operations in the future.

Exploration stage companies have no need to discuss environmental matters, except as they relate to exploration activities. The only costs of compliance with environmental regulations in the Yukon Territory is returning the surface to its previous condition upon abandonment of the properties. We cannot speculate on those costs in light of our ongoing plans for exploration.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Our only technical assistants will be our officers and directors.

Employees and employment agreements

At present, we have no employees, other than Ernest S. Peters, our officer and director, who is a part-time employee and will devote about 10% of his time to our operation. Mr. Peters does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to Mr. Peters. Mr. Kennedy will handle our administrative duties. Because Mr. Kennedy is inexperienced with exploration, he will hire qualified persons to perform the surveying, exploration, and excavating of our properties. As of today, we have not looked for or talked to any geologists or engineers who will perform work for us in the future.

C. ORGANIZATIONAL STRUCTURE

Not applicable

D. PROPERTY, PLANTS AND EQUIPMENT

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have an interest in the Finlayson properties consisting of 2,976 unsurveyed quartz claims described below and intend to seek and acquire additional properties worthy of exploration and development.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won't know that information until we begin exploring our properties. We will not begin exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

We have discussed this matter with our officers and directors, however, our officers and directors are unwilling to make any commitment to loan us any significant amounts of money at this time. At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in the form of exploration of our properties. Our exploration program is explained in as much detail as possible in the business section of this registration statement. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until we have located a body of minerals and we have determined they are economical to extract from the land.

We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves.

If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. If we can't or don't raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything.

We do not intend to hire additional employees at this time. All of the work on the properties will be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

Limited Operating History; Need for Additional Capital

We have limited operations upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

To become profitable and competitive, we conduct research and exploration of our properties before we start production of any minerals we may find. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on June 16, 1995

In 1996, we acquired an option on 4 mineral claims located in British Columbia. The option was abandoned in the 2001 fiscal year. In March, 2003, we acquired an option on a property containing 2,987 claims being the Finlayson Properties. We will begin our exploration plan in or around August 15, 2003, subject to financing.

Since inception, we have used our common stock to raise money for property acquisitions, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on June 16, 1995 to December 31, 2002 was $276,501, as a result of proceeds received from shares issued for cash.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 9,130,005 shares of common stock in 1996.

As of December 31, 2002, our total assets were nil and our total liabilities were $161,799.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our officers and directors are as follows:

Name	Age	Position
Ernest S. Peters	64	President, Chief Executive Officer and Director
John R. Poloni	71	Director
Robin Forshaw	55	Director
Greg Kennedy	53	Director, Secretary and Chief Financial Officer

Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by our board of directors at our annual meeting after each of our annual meetings of shareholders and hold office until their death, or until they resign or have been removed from office.

Ernest S. Peters - President and Director

Ernest S. Peters has over 40 years practical experience in the mining industry having been involved with the formation and financing of at least 12 public companies. Mr. Peters is President and a Director of Waymar Resources Ltd. Mr. Peters is the past president and a past director of Carlin Resources Corp. and President and Director of Calypso Acquisition Corp and a Director of Roca Resources Ltd.

John R. Poloni - Director

John R. Poloni is a P.Eng., consulting geologist having been employed in the mining industry for approximately 37 years. Since 1978, Mr. Poloni has been a consulting engineer to numerous exploration companies involved in projects located in Canada, USA, Brazil, Argentina and Mexico. In addition, for two years, Mr. Poloni was employed as an Economic Geologist for the Directorate General of Mineral Resources in Saudi Arabia. He maintains his consulting practice through John R. Poloni and Associates Ltd., a company formed in 1972.

Robin Forshaw - Director

Robin Forshaw, an exploration management consultant, has served as a director for 15 public companies since 1985. He currently acts as a mining executive for the following reporting issuers: Goldsen Hemlock Exploration Ltd. and Ella Resources Inc.

Greg Kennedy - Director, Secretary and Chief Financial Officer

Greg Kennedy graduated from the University of Alberta Facility (1989) and spent 10 years as a broker in the retail securities industry employed by a major brokerage firm in Vancouver, British Columbia. Mr. Kennedy is currently a director and the Vice-President of Operations of Abbastar Holdings Limited a TSX Venture company (ABA.T).

B. COMPENSATION

The following table sets forth the compensation paid by us from inception through March 31, 2003 to each of our officers and directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted.

SUMMARY COMPENSATION TABLE
Long-Term Compensation
Annual Compensation	Awards	Payouts
Names of executive officers) and principal positions	Year Ended	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/SARs Granted (#)	Restricted Shares of Restricted Shares Units (CDN$)	LTIP Payouts (CDN$)	Other Annual Compensation (CDN$)

Ernest S. Peters President	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Charles Ikona Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Robin Forehaw Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Greg Kennedy Director, Secretary and Chief Financial Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

We do not anticipate paying any salaries in 2003.

We have not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Options & SARs Granted to Named Executive Officers

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities in our company, and stock appreciation rights ("SARs") as defined in BC Form 51-904F prescribed under the Securities Act of the Province of British Columbia, made to each named Executive Officer during the financial year ended December 31, 2002:

Name	Date of Grant	Common Shares Options/SARs Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)
Ernest S. Peters	Nil	Nil	Nil	Nil	Nil
Greg Kennedy	Nil	Nil	Nil	Nil	Nil
John Poloni	Nil	Nil	Nil	Nil	Nil
Robin Forshaw	Nil	Nil	Nil	Nil	Nil

There were no options held by our chief executive officer or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There was no defined benefit our actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

Options & SARs Exercised by Named Executive Officers

There were no exercise of options or SARs by any of our named executive officer during the financial year ended December 31, 2002.

Stock Option Plans and Long-Term Incentive Plan Awards

We do not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

We have has no standard arrangement pursuant with which our directors are compensated by us for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which our directors are compensated by us in their capacity as directors during our financial year ended December 31, 2002.

No executive officer, director or employee compensation plans have been established nor are any such plans contemplated pursuant to which cash or non-cash compensation will be paid to our executive officers, directors or employees other than as referred to herein.

Prior to December 31, 2002, our affairs were managed by Petco Enterprises Ltd., a company 100% beneficially owned and controlled by Ernest S. Peters, the President, Chief Executive Officer and our Director for management fees of $30,000 per year plus expenses. Fixed Expenses included rent of $2,000 per month. Management fees and expenses were accrued as a corporate liability for more than three years and written off to contributed supplies on December 31, 2002.

C. BOARD PRACTICES

The term of offices for our current board of directors will expire at the next annual meeting of shareholders.

We have no director's service contracts.

Our audit committee is comprised of Ernest S. Peter, John R. Poloni and Robin Forshaw.

D. EMPLOYEES

We have no employees other than our officers and directors.

E. SHARE OWNERSHIP

The following table sets forth the common share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name of owner	Number of Shares	Position	Percent of Class
Ernest S. Peters	3,250,005 (1,000,005 Free) (2,250,000 Restricted)	President, Chief Executive Officer and Director	21.48%
John R. Poloni	0	Director	0%
Robin Forshaw	0	Director	0%
Greg Kennedy	0	Director, Secretary and Chief Financial Officer	0%
ALL OFFICERS AND DIRECTORS AS A GROUP (4 Persons)	3,250,005

Maxine Gail Peters, the spouse of Ernest S. Peters owns an additional 1,000,000 common shares. Cherri Peters, the daughter of Ernest S. Peters owns an additional 1,500,000 restricted shares.

We do not have any options to purchase shares of our common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are controlled by the YK Group Syndicate consisting of Paul Shatzko, Maryl Shatzko, Carl Verley, Shirley Verley, William P. Weston and Margaret N. Weston, by virtue of its ownership of 6,000,000 common restricted shares. We have no agreement which could result in a change of control of our company.

The following table sets forth the common share ownership of each person known by us to be the beneficial owner of five percent or more of our common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class
Paul Shatzko 1268 - 216th Street Langley, BC V2Z 1R2	1,000,000	Shareholder	6.6%
Maryl Shatzko 1268 - 216th Street Langley, BC V2Z 1R2	1,000,000	Shareholder	6.6%
Carl Verley 5895 Wilthshire Street Vancouver, BC, V6M 3L72	1,000,000	Shareholder	6.6%
Shirley Verley 5895 Wilthshire Street Vancouver, BC, V6M 3L72	1,000,000	Shareholder	6.6%
William P. Weston 478 Carlsen Place Port Moody, BC V3H 3Z9	1,500,000	Shareholder	9.9%

B. RELATED PARTY TRANSACTIONS

Other than as disclosed herein, our officer, directors and principal shareholders, or any of our associates or affiliates, have not participated in and have no other interest, direct or indirect, in any material transactions in which we have participated, or in any proposed transaction which has materially affected or will materially affect our company during the previous three fiscal years and through to February 28, 2003:

We were a party to a management agreement dated February 1, 1997, with Petco Enterprises Ltd., of Vancouver, British Columbia (Petco), whereby Petco is engaged to perform management services. Pursuant to the terms of the management agreement, Petco receives $2,500 per month plus expenses, We also pay $2,000 per month to Petco for rent and secretarial services. The arrangement with Petco ended December 31, 2002, and will not be renewed. Accrued liabilities associated with management fees and for rent and secretarial services in the amount of $200,671, were written off by Petco effective December 31, 2002, and reflected in our financial statements as contributed supplies.

We were a party to a management agreement dated July 1, 1995, with Petco, whereby Petco was engaged to perform management services at a cost of $2,500 per month plus expenses. Petco Enterprises Ltd. is a company owned and controlled by Ernest S. Peters, our president and chief executive officer.

There are no additional interests of management in transactions involving our company except for those stated in the Notes to the Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. STATEMENTS AND OTHER INFORMATION

See Item 17.

Legal Proceedings

No material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

B. SIGNIFICANT CHANGES

Not applicable

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

No market has ever been established for our shares since incorporated.

B. PLAN OF DISTRIBUTION

Not applicable

C. MARKETS

No market exists for our common stock and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans unless a regular trading market develops.

There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, our common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and we have satisfied all outstanding comments issued by the Securities and Exchange Commission.

As of April 20, 2003, we had 54 holders of record of our common shares. Currently, we have no shareholders of our common securities resident in the United States.

D. SELLING SHAREHOLDERS

Not applicable

E. DILUTION

Not applicable

F. EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Common stock

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock, now outstanding, are fully paid for and non-assessable and all shares of common stock will be fully paid for and non-assessable. We refer you to our articles of incorporation, bylaws and the applicable statutes of the laws of British Columbia for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash dividends

As of the date of this registration statement, we have not paid any cash dividends to our stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions

There are no British Columbia anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Stock transfer agent

Our stock transfer agent for our securities is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and its telephone number is (604) 661-9400.

Dividends

Holders of the common stock are entitled to share equally in dividends when, as and if declared by our board of directors, out of funds legally available therefore. No dividend has been paid on the common stock since inception, and none is contemplated in the foreseeable future.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We have no bylaws. Under British Columbia Law they are called Articles of Incorporation.

1. Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation.

2. Directors

a. A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to us which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; (4) determining the remuneration of the directors: (5) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (6) indemnification of any director.

b. Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

c. Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

d. There are no provisions for retirement or non-retirement of directors under an age limit requirement.

e. There is no number of shares which must be owned for director's qualification.

3. Shares

a. The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

b. Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

c. Shareholders do not have the right to share in our profits.

d. Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

e. We may redeem any of our shares at the price and on the terms as determined by our board of directors.

f. There are no sinking fund provisions.

g. Shareholders are not liable for further capital calls.

h. There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

4. No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.

5. The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy. Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings.

6. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

7. There are no provisions in our articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to any merger, acquisition or corporate restructuring involving us.

8. There are no provisions in our articles which require the disclosure of shareholder ownership.

9. The law applicable to us is not significantly different from that in the host country.

10. The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

C. MATERIAL CONTRACTS

There are no material contracts except as discussed in this registration statement. The following material contracts and all engineering or geological reports referred to in this registration statement may be inspected at our office 1111 West Hastings Street, Suite 708, Vancouver, British Columbia, during normal business hours.

1. Management Agreement dated February 1, 1997, entered into between us and Petco Enterprises Ltd.

2. Management Agreement dated July 1, 1995, entered into between us and Petco Enterprises Ltd.

3. Escrow Agreement dated August 19, 1996, entered into between us, Ernest S. Peters, and Cherri Peters, and Montreal Trust Company of Canada.

4. Assignment Agreement dated March 17, 2003, between us and the YK Group.

5. Registrar and Transfer Agent Appointment Agreement dated October 24, 1996, entered into with Computershare Trust Company of Canada.

D. EXCHANGE CONTROLS

There are no exchange controls or other limitations which affect security holders other than the shares of common stock issued to Paul Shatzko, Maryl Shatzko, Carl Verley, Shirley Verley, William Weston and Margaret Weston. which are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933 (the "Act" stated on the shares under the Securities Act of the Province of British Columbia) and only have a one year hold in the Province of British Columbia. The restricted shares may only be resold in compliance with Reg. 144 of the Act.

E. TAXATION

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the "provisions" of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of our common stock

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares (our "Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with us.

Dividends

A Holder will be subject to Canadian withholding tax (the Part XIII Tax) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of our voting stock, 5% and, in any other case, 15% of the gross amount of the dividend. We will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of our common shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted "taxable Canadian property as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of our capital stock.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half after October 18, 2000) of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Management urges holders and prospective holders of our common shares to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax- exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker/dealers, non-resident alien individuals, persons or entities that have a functional currency other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on our common shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holders United States federal income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holders United States federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holders adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a foreign personal holding company or a passive foreign investment company, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holders U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holders United States income tax liability that the U.S. Holders foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classifications of income. Dividends distributed by us will generally constitute passive income or, in the case of certain U.S. Holders, financial services income for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of our common shares to consult their own tax advisors regarding their individual circumstances.

Disposition of our common shares

A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholders tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of our gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), we would be treated as a foreign personal holding company. In that event, U.S. Holders that hold our common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

We do not believe that we currently has the status of a foreign personal holding company. However, there can be no assurance that we will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a foreign investment company as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is passive income, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation's tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all our classes of stock could be treated as a controlled foreign corporation under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of our earnings and profits (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while we were controlled) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holders federal income tax liability.

Filing of Information Returns

Under a number of circumstances, United States Investor acquiring our shares may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, Pennsylvania 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of our shares will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

F. DIVIDENDS AND PAYING AGENTS

Not applicable

G. STATEMENT BY EXPERTS

The financial statements for the years ending December 31, 2000, 2001 and 2002, included in this registration statement have been audited by Morgan & Company, Chartered Accountants, 700 West Georgia Street, Suite 488, Vancouver, British Columbia V7Y 1A1, as set forth in their report included herein. The forgoing is included herein with Morgan & Company's consent.

H. DOCUMENTS ON DISPLAY

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at 675 West Hastings Street, Suite 306, Vancouver, British Columbia, Canada V6B 1N2 and its telephone number is (604) 684-7227.

I. SUBSIDIARY INFORMATION

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

(i) interest rates on debt; and,

(ii) foreign exchange rates

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

We currently do not have a material debt which a fluctuation in interest rates could affect.

Foreign exchange rates

We have not generated any revenues to date. In the future, we intend to hedge transactions because of our exposure to foreign exchange fluctuations.

Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the Canadian dollar. Approximately 95% of all capital contributions and expenses were generated in Cdn. dollars. From this perspective, the currency movement that would have the greatest impact upon our operations is the U.S. dollar/Canadian dollar exchange rate. Strengthening the U.S. dollar will have the effect of increasing our earnings.

Inflation

Inflation had no material impact on our operations during the years ended December 31, 2000, 2001 and 2002.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 19.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19. EXHIBITS

A. Financial Statements of Registrant.

The following financial statements, together with the reports of our independent accountants, are filed as part of this registration statement.

NOTICE TO READER	F-1
UNAUDITED BALANCE SHEET UNAUDITED STATEMENTS OF OPERATIONS AND DEFICIT UNAUDITED STATEMENT OF CASH FLOW	F-2 F-3 F-4
NOTES TO FINANCIAL STATEMENTS	F-5
AUDITORS REPORT	F-8
BALANCE SHEET STATEMENTS OF OPERATIONS STATEMENT OF CHANGES IN CASH FLOW STATEMENT OF STOCKHOLDERS' EQUITY	F-9 F-10 F-11 F-12
NOTES TO FINANCIAL STATEMENTS	F-13

NOTICE TO READER

We have compiled the balance sheet of Entourage Mining Ltd. as at March 31, 2003 and the statements of operations and deficit, and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. March 29, 2003	/s/ Morgan & Company Chartered Accountants

ENTOURAGE MINING LTD.

BALANCE SHEET
(Unaudited - see Notice to Reader)

	MARCH 31	DECEMBER 31
	2003	2002

ASSETS

Mineral Property Option (Note 3)	$-	$-

LIABILITIES

Current
Accounts payable	$186,546	$161,799

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 4)	276,501	276,501

Contributed Capital	200,671	200,671

Deficit	(663,718)	(638,971)
	(186,546)	(161,799)

	$-	$-

ENTOURAGE MINING LTD.

STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - see Notice to Reader)

	THREE MONTHS ENDED
	MARCH 31
	2003	2002

Expenses
Management fees	$-	$7,500
Office and sundry	1,765	-
Professional fees	22,982	-
Rent	-	6,000

Loss For The Period	24,747	13,500

Deficit, Beginning Of Period	638,971	579,543

Deficit, End Of Period	$663,718	$593,043

Basic And Diluted Loss Per Share	$0.01	$0.01

Weighted Average Number Of Shares Outstanding	9,130,005	9,130,009

ENTOURAGE MINING LTD.

STATEMENT OF CASH FLOWS
(Unaudited - see Notice to Reader)

	THREE MONTHS ENDED
	MARCH 31
	2003	2002

Cash Flows From Operating Activities
Loss for the period	$(24,747)	$(13,500)

Changes in non-cash working capital item:
Increase in accounts payable	24,747	13,500

Net Change In Cash	-	-

Cash, Beginning Of Period	-	8

Cash, End Of Period	$-	$8

ENTOURAGE MINING LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003
(Unaudited - see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

ii) Financial Instruments

The Company's financial instruments consist of cash, Goods and Services Tax recoverable, and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

iii) Future Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

ENTOURAGE MINING LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003
(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

iv) Stock Based Compensation

Employee and director stock options granted by the Company are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

v) Loss Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the statement of operations and deficit regardless of the materiality of the difference between them.

3. MINERAL PROPERTY OPTION

By an assignment agreement dated March 17, 2003, the Company holds an option to acquire a 60% interest, subject to a 3% gross overriding royalty, in two groups of mineral claims located in the Yukon Territory. As consideration for the assignment, the Company has agreed to pay, to the assignor, the sum of $60,000, and to issue 6,000,000 common shares. Under the terms of the option agreement, the Company must incur a total of $500,000 in exploration expenditures, and make option payments totalling $50,000 through November 1, 2007.

4. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued and Outstanding
	NUMBER OF SHARES	CONSIDERATION

Balance, March 31, 2003	9,130,005	$276,501

c) Of the Company's issued and outstanding shares, 3,750,000 are held in escrow, their release being subject to the approval of the regulatory authorities.

ENTOURAGE MINING LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003
(Unaudited - see Notice to Reader)

5. RELATED PARTY TRANSACTIONS

a) During the period ended March 31, 2003, the Company incurred $Nil (2002 - $7,500) for management fees, and $Nil (2002 - $6,000) for rent with a related company.

b) Included in accounts payable at March 31, 2003 is $109,167 (2002 - $272,507) owing to a director and a company controlled by the same director.

6. SUBSEQUENT EVENT

Subsequent to March 31, 2003, the 6,000,000 common shares referred to in Note 3 were issued.

AUDITORS' REPORT

To the Stockholders of
Entourage Mining Ltd.
(An exploration stage company)

We have audited the balance sheets of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2002 and 2001, and the statements of operations, cash flows, and stockholders' equity for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with United States generally accepted accounting principles applied on a consistent basis.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered net losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. Management plans as to this matter are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	/s/ Morgan & Company
February 6, 2003	Chartered Accountants

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2002	2001

ASSETS

Current
Cash	$-	$8
Goods and Services Tax recoverable	-	3,978

	$-	$3,986

LIABILITIES

Current
Accounts payable and accrued liabilities	$161,799	$307,028

SHAREHOLDERS' Deficiency

Capital Stock (Note 4)
Authorized:
100,000,000 common voting shares without par value
Issued:
9,130,005 common voting shares (of which 3,750,000 are held in escrow)	276,501	276,501

Contributed Capital	200,671	-

Deficit Accumulated During The Exploration Stage	(638,971)	(579,543)
	(161,799)	(303,042)

	$-	$3,986

Approved by the Boared of Directors:

/s/ E. S. Peters	/s/ J.R. Poloni

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

				INCEPTION
				JUNE 16
				1995 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002

Expenses
Accounting and legal	$4,855	$3,645	$9,000	$22,500
Exploration costs	-	-	-	142,883
Interest expense	541	1,062	1,355	5,808
Management fees	30,000	30,000	30,000	225,000
Office and sundry	32	42	700	1,363
Professional fees	-	-	1,800	61,417
Rent	24,000	24,000	24,000	180,000

Loss For The Year	$(59,428)	$(58,749)	$(66,855)	$(638,971)

Comprehensive Income (Loss) For The Year	$(59,428)	$(58,749)	$(66,855)

Earnings (Loss) Per Share,basic and diluted	$(0.01)	$(0.03)	$(0.01)

Weighted Average Number Of Shares Outstanding,	5,380,005	5,380,005	5,380,005

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				INCEPTION
				JUNE 16
				1995 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002

Cash Flows From Operating Activities
Loss for the year	$(59,428)	$(58,749)	$(66,855)	$(638,971)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Change in Goods and Services Tax refundable	3,978	(217)	(1,806)	-
Change In prepaid expenses	-	-	700	-
Change in accounts payable and accrued liabilities	55,442	58,865	67,896	362,470
Total Adjustments	59,420	58,648	66,790	362,470
	(8)	(101)	(65)	(276,501)

Cash Flows From Financing Activity
Issue of capital stock	-	-	-	276,501

Increase (Decrease) In Cash	(8)	(101)	(65)	-

Cash, Beginning Of Year	8	109	174	-

Cash, End Of Year	$-	$8	$109	$-

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2002
(Stated in Canadian Dollars)

				DEFICIT
				ACCUMULATED
	NUMBER			DURING THE
	OF		CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	CAPITAL	STAGE	TOTAL

Share issued for cash	5	$1	$-	$-	$1
Loss for the period	-	-		(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	(38,624)	(38,623)

Shares issued for cash	9,130,000	276,500	-	-	276,500
Loss for the year	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	(249,216)	27,285

Loss for the year	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	(323,745)	(47,244)

Loss for the year	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	(383,893)	(107,392)

Loss for the year	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	(453,939)	(177,438)

Loss for the year	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	(520,794)	(244,293)

Loss for the year	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	(579,543)	(303,042)

Forgiveness of amounts due to related party	-	-	200,671	-	200,671

Loss for the year	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	$276,501	$200,671	$(638,971)	$(161,799)

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially difference from the carrying values shown in the financial statements should the Company be unable to continue as a going concern.

The Company has experienced significant operating losses and, at December 31, 2002, has a working capital deficiency of $161,799, and has an accumulated deficit of $638,971. The recurring losses and lack of working capital raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to meet its obligations and maintain operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors. Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as identifying new business opportunities. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Option Payments and Exploration Costs

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(Stated in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

c) Financial Instruments

The Company's financial instruments consist of cash, Goods and Services Tax recoverable, accounts payable and accrued liabilities.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

d) Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(Stated in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Stock Based Compensation

The Company accounts for stock based employee and director compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25 - "Accounting for Stock Issued to Employees", and related interpretations, and complies with the disclosure provisions of SFAS No. 123 - "Accounting for Stock Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date the number of shares receivable is determined, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock. Stock based compensation arrangements for others are recorded at their fair value as the services are provided and the compensation earned.

f) Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 - "Earnings Per Share" by dividing income and losses by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In computing diluted earnings (loss) per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002, 2001 and 2000 for the dilutive effect of employee stock options and warrants as no options, warrants or other convertible securities were outstanding. No adjustments were required to reported earnings (loss) from operations in computing diluted per share amounts.

g) Exploration Stage Company

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(Stated in Canadian Dollars)

3. MINERAL PROPERTY

Lion Mineral Claims

By an agreement dated August 15, 1996, the Company was granted an option to acquire a 65% interest in four mineral claims located in the Toodoggone area of British Columbia.

In order to earn its interest, the Company must incur exploration expenditures and issue shares from its treasury as follows:

- a total of $200,000 in exploration expenditures, $100,000 of which must be incurred by December 31, 2000, with an additional $100,000 to be incurred by December 31, 2001;

- a total of 200,000 shares in 50,000 share intervals as work progresses on the property, the results of which give rise to recommendations for further exploration expenditures.

During the year ended December 31, 2001, the Company abandoned its interest in the Lion Mineral Claims.

4. SHARE CAPITAL

a) During the year ended December 31, 2002, the Company increased its authorized and issued common shares on the basis of five common shares for every common share held. Concurrently, the Company increased its authorized common shares to 100,000,000 common shares with no par value. All per share amounts and number of shares issued have been adjusted in these financial statements to reflect the share split.

b) Of the Company's issued and outstanding shares, 3,750,000 are held in escrow, their release being subject to the approval of the regulatory authorities. As the escrow shares are considered to be contingently issuable shares, they have been excluded from the weighted average common shares outstanding for both basic and diluted earnings and loss per share calculations.

5. RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2002, the Company incurred $30,000 (2001 - $30,000; 2000 - $30,000) for management fees, and $24,000 (2001 - $24,000; 2000 - $24,000) for rent with a company controlled by a director.

b) Included in accounts payable at December 31, 2002 is $109,167 (2001 - $259,007; 2000 - $205,007) owing to a director and to a company controlled by the same director. During the year ended December 31, 2002, the related company controlled by a director forgave $200,671 of accounts payable owed to it by the Company.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(Stated in Canadian Dollars)

6. INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

	2002	2001	2000

Loss for the year	$(59,428)	$(158,970)	$(66,855)
Statutory tax rate	39.6%	44.6%	45.6%
Expected income tax provision	$(23,533)	$(70,901)	$(30,486)
Non-deductible differences	$79,465	$44,699	$-
Unrecognized tax losses	$(55,932)	$26,202	$30,486

Income tax provision	$-	$-	$-

Details of future income tax assets are as follows:

	2002	2001	2000

Mineral properties	$36,782	$41,428	$42,355
Loss available for future periods	116,985	194,750	172,327
Valuation allowance	(153,767)	(236,178)	(214,682)

Net future income tax asset	$-	$-	$-

The Company has non-capital losses for income tax purposes of $295,417 which may be available to reduce taxable income in future years. The potential benefit of these losses has been recognized as a future income tax benefit but has been reduced by a valuation allowance, as currently these amounts are less than likely to be realized. These losses expire as follows:

2005	$55,348
2006	114,465
2007	66,855
2008	58,749

$295,417

The Company also has Canadian resource deductions totalling $92,883 with no specified expiry date. The related tax benefit of these deductions has also not been recorded in the accounts.

B.	Exhibits.
1.1	Amendments to Articles of Incorporation
1.2	Certificate of Change of Name
2.1	Share Certificate - Common Stock
4.1	Assignment Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4TH day of June, 2003.

BY:	/s/ Ernest S. Peters Ernest S. Peters, President, Chief Executive Officer
BY:	/s/ Greg Kennedy Greg Kennedy, Secretary and Chief Financial Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ernest S. Peters, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Ernest S. Peters Ernest S. Peters	President, Chief Executive Officer and a member of the Board of Directors	June 4, 2003
/s/ John R. Poloni John R. Poloni	Member of the Board of Directors	June 4, 2003
/s/ Robin Forshaw Robin Forshaw	Member of the Board of Directors	June 4, 2003
/s/ Greg Kennedy Greg Kennedy	Secretary and Chief Financial Officer and a member of the Board of Directors	June 4, 2003